SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Motive, Inc.
(Name of Subject Company (issuer))
Magic Acquisition Subsidiary Inc.
Lucent Technologies Inc.
Alcatel Lucent
(Names of Filing Persons (offeror))
Common Stock, par value $0.001 per share
(Title of Class of Securities)
61980V107
(CUSIP Number of Class of Securities)
Steven R. Reynolds
General Counsel
Lucent Technologies Inc.
600 Mountain Avenue
Murray Hill, NJ 07974
(908) 582-8500
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
with a copy to:
Robert J. Rawn
Michael R. McCoy
Bryan Cave LLP
1290 Avenue of the Americas
New York, NY 10104
(212) 541-2000
CALCULATION OF FILING FEE:

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits
EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Transcript of conference call held on June 17, 2008

99.2	Transcript of video presentation provided to employees of Motive, Inc.